Contact

www.linkedin.com/in/andyrkaminski (LinkedIn)

Top Skills

Procurement
Talent Management
Project Management

Languages

Spanish

Andy Kaminski

RunnerCity
Austin, Texas, United States

Summary

Content builds relationships. Relationships are built on trust. Trust drives revenue. Amazing things happen when you listen to the consumer. As marketers, we should be changing the mantra from always be closing to always be helping. Tell a relevant, targeted, transparent story, and the whole world will share it. And in the end, if you build it…you may still need Google AdWords. :)

Experience

RunnerCity

Founder | CEO
October 2021 - Present (2 years 2 months)
Austin, Texas, United States

Eliminating the dependency of fee gouging delivery apps, I am happy to announce we have raised $350,000 to launch a community based gig listing app to help empower our locals.

ChefStir

Founder | CEO
July 2015 - March 2020 (4 years 9 months)
Austin, Tx

www.chefstir.com

Doublz

Mobile Application Marketing Manager
September 2015 - December 2015 (4 months)

*Assist in the development of the strategy for and execute app download paid advertising campaigns to drive customer acquisition within budget and efficiency targets.
*Work with design/creative teams and/or marketing agencies to develop creative assets and strong ad copy for mobile marketing campaigns.
*Identify opportunities to drive mobile downloads from own channels (e.g., desktop site, mobile site, email) and work cross-functionally with stakeholders to implement and test those opportunities.

*Develop and execute our organic app download strategy (e.g., app store optimization).

*Track and report on performance of mobile campaigns to the organization.

*Plan and execute methodical tests to measure the incremental value of our efforts.

*Establish and manage relationships with external partners/agencies/ publishers, including negotiating pricing terms, managing volume expectations, holding partners accountable for rigorous efficiency targets, and managing the contract and Insertion Order process.

Superhuman Bean (Coffee Shop & Cafe)
Owner
January 2014 - August 2015 (1 year 8 months)
Austin, TX

Owner/Investor

GMR Marketing
Field Marketing Manager
June 2014 - January 2015 (8 months)
Austin, TX

Analyzed market and industry conditions continuously. Managed schedule to appropriately meet or exceed market performance goals and adapt to market conditions.

Assisted in recruiting, interviews and hiring potential Team Member candidates that meet the superior qualities and characteristics required by the program. Reported all hiring decisions to the Regional Manager and QuickStrike

Created and articulated strategically sound, creative business recommendations, plans and goals to staff

Provided experience, leadership and insight to ensure a positive team experience through guidance, mentoring, knowledge sharing and team building

Identified relevant and timely development projects for self, team leadership and team members in order to build up their market's business capabilities

Articulated and managed team expectations clearly and appropriately in order to keep leadership as well as team members up to date on all priorities

Inspired and motivated team leadership and team members with his/her vision and encourages team members to be part of the development of their market

Created and implemented consistent tools and processes to communicate plans, goals, and changes in direction or priorities in a timely and efficient manner

Collected and organized competitive market data

Developed Quarterly Reports that reflect current market status and plans to improve based on those results

Monster Energy
Market Manager
June 2014 - September 2014 (4 months)

- Hiring & Training Brand Ambassadors
- Designing and Producing Branded Assets
- Designing and Producing Branded Marketing Materials
- Creating relationships with vendors for large scale field campaigns
- Managing a staff of 10+ in the field to execute marketing initiatives

Energems
Field Marketing Manager
November 2013 - June 2014 (8 months)
Austin, Tx

Planned and directed consumer marketing and sampling activity in the Austin area in order to develop the brand and influence sales of energems.

Collaborated with peers and sales team to reach strategic goals and continue to evolve as the brand grows.

Managed all aspects of consumer sampling activities in the market, including product logistics, idea development, event collateral, and sampling opportunities.

Recruited, trained, motivated, supervised, developed and evaluated field staff as they execute sampling plan.

Managed inventory + brand assets used for sampling and events.

Communicated best practices and challenges from the field to HQ Manager.

Collaborated with sales counterparts to execute programs and sponsorships that promote sales.

Developed a network Energems fans, built those relationships and utilized them as resources for access to the target market.

Reported the status of consumer marketing activities and communicate consumer feedback; interpret findings; made recommendations.

Monitored and communicated the competitive activity in the market.

SONY
Program Regional Manager - Experiential/Consumer Marketing
July 2013 - December 2013 (6 months)
Austin, TX

*Participate in relationship marketing by conducting effective "1 to 1" consumer engagements through a thorough understanding of Consumer Marketing Brand Strategies
*Management, oversight and delegation of assigned responsibilities and tasks to a full-time team of brand ambassadors and provide direction and guidance when needed
*Manage, train, coach, supervise and provide ongoing leadership to a team of brand ambassadors
*Ensure market and employee compliance with all company, client-based, State and Federal guidelines
*Achieve all market goals and metrics
*Analyze weekly and monthly reports, evaluate and compare possible courses of action to effectively schedule and route part time staff for consumer engagement activity in order to meets goals and metrics
*Accurately capture and record information to complete daily, weekly and monthly reporting and other assignments as well as meet all required deadlines
*Venue scouting and venue universe expansion within designated market area, product specific to demographic channel by building relationships with key decision makers vital to program success
*Present a positive image, embody leadership qualities and promote the brand and client with confidence and enthusiasm

Slacker Media, LLC (Slacker Magazine)
Founder/Biz Dev/SEO
June 2011 - December 2012 (1 year 7 months)
Austin, TX

*Recommended and implemented SEO strategy consistent with best practices to achieve business performance goals
*Managed customer flag ship relationships and deliver periodic performance as well as project updates
*Executed tactical campaign management operations
*Performed keyword analysis and research for organic search
*Performed link building campaigns to rank higher in rankings
*Taking client insights and implement creative ways to create long lasting links
*Test new copy and keywords on various SEO landing pages
*Set-up and report on key performance indicators for clients and have a clear understanding of ROI analysis
*Provide SEO consultation for website development

*Executed written and verbal communication skills with success in writing optimized web page content, META titles and descriptions
*Actively monitor competitors' SEO strategies
*Oversee the development of social media strategies and optimisation campaigns
*Performed competitor research

ISOLUX CORSAN
Media Planner/Buyer
February 2011 - June 2011 (5 months)

*Identify the best mix of media channels to deliver an advertising message to a target audience
*Analyze market data, consider what is going to be most effective within the budget allocated and for maximum exposure
*Discuss advertising strategy with clients, analyse and research the target audience's character, advise the creative team and clients about the most effective media combination and present media proposals
*Obtain the best advertising rates, adjusting media schedules in response to the latest audience figures, managing budgets and monitoring and updating clients on the effectiveness of campaigns

NetSpend Corporation
Product Marketing Officer
May 2007 - May 2009 (2 years 1 month)

*Align product and marketing initiatives with overall growth strategy
*Develop product and marketing plans/roadmaps for all key initiatives
*Integrate Customer and Partner Experience into product and marketing methodologies
*Partner with Card Networks to build sustainable growth initiatives, leverage joint marketing assets/campaigns, collaborate on product initiatives, manage brand agreements
*Collaborate with x-functional teams to build and optimize customer lifecycle experience and maximizing customer retention and LTV
*Drive collaboration in cross-company marketing initiatives including branding, social media, PR, consumer research, etc
*Drive partnership and collaboration with internal teams and leaders across Channels, Engineering, Finance, Operations, Customer Service, and Legal/Compliance
*Develop improved marketing, product, customer and partner analytics

*Provide regular updates on business strategy and performance to executive team including CEO, President, and CFO

Dell
MDF Marketing Coordinator
June 2003 - April 2007 (3 years 11 months)
Austin, TX

*Drive the implementation of the quarterly marketing plan and planning roadmap (weekly plan). Manage the budget and conduct review cycles
*Work onsite with AMD Marketing Business Development Managers on development of campaigns / tools and drive local implementation
*Support key channel partners in planning, executing and measuring marketing programs to develop their business with Dell in aligment with the Dell channel strategy
*Manage the MDF (Market Development Funds) budget
*Plan project schedule and strategies to ensure design & development of local marketing programs
*Work with procurement as appropriate for engaging vendors required for development and execution of marketing programs

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